SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
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                                (Amendment No. 1)


                              GATEFIELD CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                  367339-10-8
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                                 (CUSIP Number)





                                Actel Corporation
                             955 East Arques Avenue
                               Sunnyvale, CA 94086
                             Attention: John C. East
                                 (408) 739-1010
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 1999
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Actel Corporation
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
        N/A                                                            (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS
        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        California
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                         7.       SOLE VOTING POWER

                                  1,621,298 (1)
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        None
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          1,621,298 (1)
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                      None
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,621,298 (1)
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                            [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        26.7% (2)
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14      TYPE OF REPORTING PERSON
        CO
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(1)      Consists of 190,529 shares of Common Stock held by the Reporting Person
         ;200,000 shares of Common Stock issuable upon conversion of 300,000 shares of Series C Convertible Preferred Stock, par value $0.10 ("C Shares"), held by the Reporting Person; and 1,230,769 shares of Common Stock issuable upon conversion of 420,000 shares of Series C-1 Convertible Preferred Stock, par value $0.10 (the "C-1 Shares"), issuable upon conversion of an $8 million Convertible Note ("Note") held by the Reporting Person.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, that there are outstanding (i) 4,643,848 shares of Common Stock as of 9/30/99 after the issuance of 471,860 shares on that date according to Gatefield Corporation, (ii) 200,000 shares of Common Stock issuable upon conversion of the C Shares held by the Reporting Person, and (iii) 1,230,769 shares of Common Stock issuable upon conversion of the C-1 Shares issuable upon conversion of the Note held by the Reporting Person.

================================================================================

     This Amendment No. 3 to Schedule 13D amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about June 7, 1999, by Actel Corporation ("Actel"). Unless otherwise indicated, capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

ITEM 1    SECURITY AND ISSUER
          Common Stock, $1.00 par value ("Common Stock")
          GateField  Corporation ("Issuer")
          47100  Bayside  Parkway
          Fremont, California 94538


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) Actel beneficially owns 1,621,298 shares of Issuer Common Stock (representing 26.7% of the outstanding shares of such class of securities), which includes 1,230,769 shares of Common Stock issuable upon conversion of the C-1 Shares issuable upon conversion of the Note. To the knowledge of Actel, none of the directors or officers of Actel listed in Item 2 above beneficially own any shares of Issuer Common Stock, except that Anthony Farinaro benefically owns 1,000 shares of Issuer Common Stock (representing less than 00.1% of the outstanding shares of such class of securities).

   (b) Actel has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,621,298 shares of Issuer Common Stock benefically owned by Actel.

         Mr. Farinaro has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 1,000 shares of Issuer Common Stock benefically owned by Mr. Farinaro.

    (c) The following transactions in the Issuer Common Stock were effected by Actel since the filing of the Schedule 13D:


             Date       No. of Shares   Sale/Purchase     Price per Share

            08/02/99        900              Purchase          $3.9375
            08/03/99        5,500            Purchase          $4.0625
            08/04/99        500              Purchase          $4.2500
            08/05/99        1,000            Purchase          $4.3750
            08/06/99        7,000            Purchase          $4.2545
            08/09/99        1,000            Purchase          $5.0000
            08/12/99        500              Purchase          $5.8750
            08/24/99        4,100            Purchase          $6.5000
            08/25/99        1,000            Purchase          $6.5000
            08/26/99        3,000            Purchase          $6.5000
            08/31/99        1,200            Purchase          $6.5000
            09/01/99        5,000            Purchase          $6.5000
            09/02/99        3,000            Purchase          $6.5000
            09/07/99        2,200            Purchase          $6.5000
            09/09/99        4,000            Purchase          $6.5000
            09/10/99        5,500            Purchase          $6.4375
            09/15/99        1,000            Purchase          $6.5000
            09/17/99        3,000            Purchase          $6.5000
            09/20/99        1,000            Purchase          $6.5000
            09/21/99        2,500            Purchase          $6.5000
            09/23/99        3,000            Purchase          $6.5000
            09/24/99        1,000            Purchase          $6.5000
            09/27/99        5,000            Purchase          $6.4625
            09/30/99        112,129          Purchase          $6.4999

    (d) Not applicable.

    (e) Not applicable.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to that certain Series C Preferred Stock Purchase Agreement between Actel and the Issuer dated as of August 14, 1998, and amended as of May 25, 1999, Actel has a right of first refusal to purchase its pro rata share of certain new securities the Issuer may wish to sell. On September 30, 1999, the Issuer sold, and two subsidiaries of Mitsui High-tec Inc. (Mitsui Create USA, Inc. and MHT American Holdings, Inc.) purchased, a total of 307,696 shares of Issuer Common Stock for $2.0 million. The owners of the Issuer's Series B Preferred Stock, Idanta Partners, Ltd. and its affiliates, exercised their rights to participate on a pro-rata basis and purchased a total of 52,035 shares of Issuer Common Stock for $338,223.44. Actel exercised its right to participate on a pro-rata basis and purchased 112,129 shares of Issuer Common Stock for $728,829.75. The purchase of Issuer Common Stock by Actel was effected pursuant to a Common Stock Purchase Agreement between Actel and Issuer dated as of September 30, 1999.

ITEM 7      MATERIAL TO BE FILED AS EXHIBITS.

            None




                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    October 1, 1999

                                            ACTEL CORPORATION


                                            By: /s/ David L. Van De Hey
                                                -----------------------
                                                David L. Van De Hey
                                           Vice President & General Counsel